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Exhibit 21

Subsidiaries of Synchronoss Technologies, Inc.

        Listed below are subsidiaries of Synchronoss Technologies, Inc. as of December 31, 2012 with their jurisdictions of organization shown in parentheses. Those subsidiaries not listed would not, in the aggregate, constitute a "significant subsidiary" of Synchronoss Technologies, Inc., as that term is defined in Rule 1-02(w) of Regulation S-X.

Subsidiary Name	Place of Incorporation of Organization
Newbay Software Limited	Ireland
SpeechCycle, Inc.	Delaware
Synchronoss Technologies India Private Ltd.	India
Synchronoss Technologies Ireland Ltd.	Ireland
Miyowa SA	France

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  Exhibit 21
Subsidiaries of Synchronoss Technologies, Inc.